LIVING OUR CORE VALUES, EVERY DAY.

MDS Global Business Practice Standards

VERSION: May, 2008

Core Purpose:
At MDS our vision is to build an enduring life sciences company, making a distinctive contribution to the health and well-being of people around the world.

A Message from Stephen P. DeFalco:

Our Global Business Practice Standards help us conduct business with the highest level of integrity, meet legislated requirements and protect MDS’s reputation in a rapidly changing global environment.

We are all trustees of the investments made by our shareholders.   We owe it to them to conduct business in accordance with these Practice Standards.  The Practice Standards are a guide to assist everyone at MDS in making the right business decisions.  They set out universal principles that govern the way we carry on business, provide clarity about expectations at MDS, and identify other MDS resources and policies that you can use to support decision making.

All MDS employees are expected to read, embrace and acknowledge their commitment to our Practice Standards. I encourage everyone to keep a copy of the Practice Standards on hand for easy reference, and to bring any questions or concerns forward in any of the ways set out in the Standards.

Thanks for your commitment to our Global Business Practice Standards, and for vigilantly protecting MDS’s reputation each and every day.

Stephen P. DeFalco

/s/ Stephen P. DeFalco

President and Chief Executive Officer
MDS Inc.

       GLOBAL BUSINESS PRACTICE STANDARDS
                       TABLE OF CONTENTS

OUR CORE VALUES

OUR GLOBAL BUSINESS PRACTICE STANDARDS
You Are an MDS Person
What Can You Do If You Have a Business Practices Concern?
Feel Comfortable Raising Issues – There Will Be No Retribution
Our Practice Standards

CONFLICT OF INTEREST
Gifts and Improper Payments
Family Members
Ownership of Other Businesses
Outside Employment
Service on Boards
MDS Business Opportunities

CONFIDENTIAL INFORMATION
Third Party Confidential Information
MDS Master Privacy Policy (Corporate Policy)

USE OF COMPANY ASSETS

INVENTIONS AND INTELLECTUAL PROPERTY
PERSONAL CONDUCT
Respect and Dignity in the Workplace
Equity in the Workplace
No Discrimination
No Harassment
Safe Workplace

ENVIRONMENT, HEALTH AND SAFETY
SALES AND MARKETING PRACTICES
FAIR COMPETITION
COMPETITIVE INFORMATION
ACCURACY OF RECORDS
COMPLIANCE WITH LAWS
DISCLOSURE OF INFORMATION TO MEDIA & INVESTORS

TRADING IN COMPANY SHARES AND DERIVATIVE SECURITIES
What Are the Limitations on Trading and Tipping?
What are the Prohibitions related to Trading Derivative Securities of MDS?
What is “Material Non-Public Information”
Be Thoughtful When You Are Trading MDS Shares
Additional Requirements for “Insiders”

POLITICAL AND GOVERNMENT ACTIVITIES
Political Activities
Government Relations and Lobbying

PLEDGE OF THE MDS BOARD OF DIRECTORS
PLEDGE OF THE MDS EXECUTIVE MANAGEMENT TEAM
MDS PERSONAL PLEDGE (Employee)
MDS PERSONAL PLEDGE (Director of the Board)
MDS PERSONAL PLEDGE (Executive Management Team)
MDS PERSONAL PLEDGE (Consultant / Contractor)

Our Core Values
These are fundamental values that guide the way we operate:

Mutual Trust Having confidence enough to rely on others and to be open to new people and different ideas.	Genuine Concern and Respect for People Showing genuine concern for others. Treating people as individuals, with understanding and appreciation.
Integrity Being reliable and accountable in word and behaviour.	Commitment to Excellence Striving to reach our full potential as a company and as individuals. Doing the right things the right way.

Our Global Business Practice Standards

These are the practices we use every day to apply our Core Values to the businesses we operate in:

Standards of Trust 1.Conflicts of Interest 2.Confidential Information 3.Use of Company Assets 4.Inventions and Intellectual Property	Standards of Respect for People 1.Personal Conduct 2.Environment, Health and Safety 3.Sales and Marketing Practices 4.Fair Competition 5.Competitive Information
Standards of Integrity 1.Accuracy of Records 2.Compliance with Laws 3.Disclosure of Information to Media or Investors 4.Trading in Company Shares and Derivatives 5.Political and Government Activities	Standards of Excellence At MDS, we continually strive for excellence in everything we do.

OUR GLOBAL BUSINESS PRACTICE STANDARDS
You Are an MDS Person

Since the inception of MDS in 1969, the company has dedicated itself to hiring competent and caring people. You are at MDS because we believe that you are that kind of person.

MDS demonstrates commitment to you by striving to provide you with a participative working climate.  This environment fosters teamwork, innovation and encourages exceptional performance while, at the same time, allowing you as an individual to maintain your integrity, concern and respect for other people and a commitment to your personal life.

In return for this commitment, MDS asks that while you are at work, you meet the expectations that are provided in our Global Business Practice Standards.  This is because MDS’ reputation is sustained, enhanced or diminished by the personal actions and decisions that each of us makes every day.

These Global Business Practice Standards are not an attempt to change the behaviour of MDS people.  We know that we have good people who live our Core Values every day.  Instead these Global Business Practice Standards are a tool to assist you in your decision-making, particularly where you may have doubt as to company policy, or expectation or meeting regulatory requirements.  The Practice Standards define MDS’ minimum expectations of its people in a variety of areas.  Business Units have policies that provide further expectations and detail for the specific business unit employees and apply in addition to the expectations of the Practice Standards.

It is expected that you will read these Global Business Practice Standards carefully, understand them, keep them handy for easy reference and incorporate them into your practices and actions every day.

And remember - the best thing that you can do when you are unclear about a particular business practice or potential ethical issue is to ask for help.  Faced with such a question, it is always better to seek guidance early through one of the many routes available to receive counsel.

OUR GLOBAL BUSINESS PRACTICE STANDARDS
What Can You Do If You Have a Business Practices Concern?

Business practices, legal and ethical issues may often be difficult or complex subjects.  It is not always natural or easy to ask for clarification on these subjects or even more, to report a suspected violation.  Please do not be reluctant to ask questions, seek clarity or raise an issue, because the potential impact and risk to customers, employees and the company of not doing so are too great to ignore. No one wins when we fail to speak up, because the reputation – and ongoing success – of our company depends on the decisions that each of us makes every day.  Remember, sound and ethical business practices are not an obligation of a few but of each and every one of us.

For Additional Guidance:  If you have a question about business practices, there are a number of different resources you can go to for advice.  The following diagram outlines your options.  Please feel free to go to the resource that you are most comfortable with.

Your question/issue will be handled confidentially and you can remain anonymous if this is appropriate or permitted by law. Multi-lingual Operators are available.

*If you are located outside of North America, please find your AT&T Access Number at www.att.com/traveler or by accessing the GBPS Section in MYMDS.

OUR GLOBAL BUSINESS PRACTICE STANDARDS

Feel Comfortable Raising Issues – There Will Be No Retribution

MDS wants every employee to feel comfortable raising business practice, ethical or legal issues internally.  In fact, MDS commits to listen to all issues and concerns raised and to respond to all questions asked. As a result, MDS strictly prohibits reprisals or retaliation against anyone who raises a business practice, ethical or legal issue involving other individuals.

Also, do not be afraid that your question, concern or issue may not be valid.  When it comes to business practice, ethical or legal issues, there is no such thing as an insignificant question.  Use the individuals identified on the previous page to ask a question, get clarification, report a suspected violation, or voice a concern.  It is important that any question, potential problem or concern be reviewed as soon as possible to prevent major issues from developing.

Also, when faced with a potential business practice issue, think about your situation.  It is important to each of us that we feel good about the decisions we make.

SEEK GUIDANCE EARLY:  It is better to ask about the situation before doing something about it.  There are many routes for guidance and input such as your Supervisor or Manager, HR Representative or one of the resources listed on page 8.

The Integrity Alertline is one of the ways to report a concern or get information or advice anonymously, if appropriate and permitted by law, when a matter might not be adequately resolved.  The Integrity Alertline is operated by specially trained third-party representatives.  These Alertline representatives will listen to your concerns, ask questions and review the information provided.  They will then forward the matter to the MDS Chief Privacy Officer and MDS General Counsel who will take appropriate action.  The caller can arrange to receive information about the company’s response to the call through the Integrity Alertline Service Provider.  Refer to the Integrity Alertline communication for more detailed information on the service and how to access it.

Question:   If I am asked to do something I am uncomfortable with or I see something I am uncomfortable with, what should I do?

Answer:  First, do not get involved in anything that makes you uncomfortable.  Second, use the contact choices identified on the previous page to discuss the issue and come to a resolution.

Question:  If I do raise a business practice issue will I get in trouble?

Answer:  You will not be reprimanded or disciplined for raising an issue.  Quite the contrary, as an MDS employee you have an obligation to question situations that you are uncomfortable with.

OUR GLOBAL BUSINESS PRACTICE STANDARDS

The key principles found in these Global Business Practice Standards are listed below:

Our Practice Standards

We will avoid any possible conflict of interest, or the appearance of a conflict of interest, between our personal interests and our responsibility to MDS.

We will maintain the confidentiality, privacy and security of information entrusted to us in strict accordance with legal and ethical obligations.

We will use company assets for the legitimate purposes of MDS’ businesses.

We will constantly seek to create innovations in our business and notify MDS when we may have developed something new.

We will show genuine concern and respect for other people and treat one another with understanding and appreciation.

We will operate our businesses in a safe and healthy manner, we will respect the environment and we will use our natural resources responsibly.

We will conduct sales and marketing activities in accordance with MDS Core Values, MDS policies and the law.

We will uphold the ideals of free and competitive enterprise.

We will not collect information on our competitors through inappropriate means.

We will reflect our businesses accurately in our records.

We will meet or exceed all applicable laws and regulations in the countries in which we operate.

We will protect the company’s reputation by allowing the company’s designated spokespeople to deal with inquiries from the media or investors.

We will not trade MDS securities or securities of other companies when in possession of “material” non-public information. We will not trade in MDS Derivative Securities at any time.

We will not seek to influence any political process or governmental process in an inappropriate manner.

CONFLICT OF INTEREST

Standard:  We will avoid any possible conflict of interest, or the appearance of a conflict of interest, between our personal interests and our responsibility to MDS.<?xml:namespace prefix = o ns = "urn:schemas-microsoft-com:office:office" />

While MDS encourages its employees to have active and fruitful lives outside of the office, each of us should avoid entering into any arrangement that may impair, or appear to impair, our ability to make objective and fair decisions when meeting our responsibility to MDS.  A conflict of interest arises when our personal interests or activities influence (or appear to influence) our ability to act in the best interests of MDS. A conflict of interest may also exist if the demands of any outside activity hinder or distract us from the performance of our jobs or cause us to use MDS resources other than for MDS purposes.  Examples of situations that may give rise to a conflict of interest include:

•Soliciting gifts or charitable donations from customers or suppliers
•Accepting improper payments
•Doing business with family members who have a significant financial interest in another company in one of MDS’ industries

•Having a personal interest in a contract with the company
•Managing your own business
•Serving as a director of another business without prior approval from MDS
•Taking an MDS business opportunity for yourself
•Performing as a consultant to a competitor or supplier

For each of us, it is our responsibility to ensure that we remain free of conflicts of interest in the performance of our duties at MDS.  To do so, we must disclose all actual or potential conflicts of interest and obtain approval from management before pursuing any activity which might be perceived as affecting your judgement about MDS resources or businesses.   As well, it is also important to not use significant amounts of time committed to MDS to work on outside interests or commitments.

Because of the importance of MDS’ reputation in the marketplace, MDS requires each of us take special care to avoid any situation where a conflict of interest or potential conflict of interest may arise.

MDS prohibits personal loans to its employees.

Gifts and Improper Payments

A conflict of interest may arise if you accept gifts, loans, services or any form of compensation from suppliers, customers, competitors or others seeking to do business with MDS.  Social amenities customarily associated with legitimate business relationships are permissible.  These include the usual forms of entertainment, such as lunches or dinners, as well as occasional gifts of modest value.  While it is difficult to define “customary” or “modest” by stating a specific dollar amount, common sense should dictate what would be considered extravagant or excessive.  If a disinterested third party would be likely to believe that the gift affected your judgment, then it is too much.  All of MDS business dealings must be on arms-length terms and free from any favourable treatment resulting from the personal interests of our employees.

Family Members

A conflict of interest may arise if family members have positions of influence in a supplier, customer or competitor to MDS or have a “significant financial interest” in a supplier, customer, business partner or competitor of MDS (see below).  In such circumstances, and before doing business with such organization, disclose the situation to management and discuss it with them.  The approval, if granted, should be documented.

Family members include your:
•Spouse •Parents •Children	•Siblings •In-laws •Life partner
Or any of their parents, children, siblings or partners.

Ownership of Other Businesses

Our personal investments can cause a conflict of interest.  We should not own a “significant financial interest” in any company that does business with MDS, is seeking to do business with MDS or who is a competitor of MDS.

A “significant financial interest” includes:
1.	An employee or an employee’s family member owns more than 1% of the outstanding capital in a business
2.	The investment in that particular company represents more the 5% of your total assets (or the assets of your family member).

Outside Employment
Any outside activity should be totally separate from company work and your full commitment to your responsibilities at the company.  This includes a second job or self-employment.  We should not use company time and/or resources and/or other employees’ services for outside activities unless management specifically authorizes it.  When considering outside opportunities, please remember your obligations under the Inventions and Intellectual Properties Business Practices Standard.

Service on Boards
Serving as a director of another company, a member of a board of a non-profit organization or a standing member of a government agency may create a conflict of interest.

In general, MDS encourages employees to become involved as the directors of other organizations.  However, before accepting an appointment to a board or a committee of any organization whose interests may conflict with MDS, you should discuss it with your Business Unit President or the CEO.

In general, outside directorships will be permitted by MDS provided that:
•The directorship does not conflict with MDS or the individual’s day-to-day commitments to MDS; or
•The directorship is approved in writing by the Business Unit President or the CEO.

MDS Business Opportunities
You must never take an MDS business opportunity for yourself.

An MDS opportunity is any opportunity you come across in your job, whether or not MDS decides to proceed with it or not.  An example of an MDS opportunity is if you are working on a product or service agreement or possibility with a customer or vendor and you think you could provide the service better or cheaper than MDS.  In this situation, you cannot arrange a business deal with the customer or vendor to provide the product or service because you gained knowledge of the situation during your employment at MDS.

Additional Guidance:  If you have any questions or doubt as to whether any particular situation gives rise to a conflict of interest, consult a member of the Legal Department for a review and decision on the situation.  Should you wish to appeal the decision made, the matter will be referred to the Business Unit President or CEO.  The Business Unit President’s or CEO’s decision will be final.

CONFIDENTIAL INFORMATION

Standard:  We will maintain the confidentiality, privacy and security of information entrusted to us in strict accordance with legal and ethical obligations

Confidential information is both sensitive and a valuable asset.  It includes facts, data, personal information and knowledge that have not been disclosed to the public in all forms (i.e. electronic, paper, oral, etc.).  Many different types of information have value because they are maintained in confidence.  Such information includes un-patented technology and laboratory test results, as well as non-technical data such as financial, marketing and strategic information.

Confidential information that has commercial value to competitors or others who have an interest in doing business with MDS is sometimes referred to as “proprietary information” or a “trade secret”.

Confidential information that contains information identifying a specific individual is referred to as “personal information”.  Personal information is subject to special rules of collection, use and disclosure under the privacy laws in those jurisdictions where MDS carries on business.

Examples of confidential information, personal information, proprietary information and trade secrets include but are not limited to (all referred to as “confidential information”):

MDS
•Financial information including budgets, costs and profit margins •Human resource information including personnel files and salary information	•Strategic plans •Planned business acquisitions or divestitures •Marketing strategies •Contracts and Agreements

MDS Pharma Services
•Clinical trial data •Formulations •Compilations of data	•Research and development data

MDS Nordion
• Regulatory plans • Production schedules	• Research and development data • Quality data

MDS Analytical Technologies
• Design specifications • Inventions • Engineering designs • Manufacturing processes and techniques	• Manufacturing layouts • Blueprints • Prototypes • Computer programs

If you have access to confidential information - protect it.  Be cautious about discussing company business when you may be overheard.  Be careful when discussing confidential information on wireless technologies (i.e. cell phones, cordless phones or PDAs) and when sending confidential information over the Internet because it may be intercepted.  Make sure not to leave confidential information in meeting rooms, at photocopy machines or printers or out on your desk when unattended.  Keep your computer, cell phone or PDA in a safe place and use a password to limit access to the information stored on it.

Confidential information needed for your job should be used only for that purpose.  This information should be shared only with other employees who need it to do their jobs.

Confidential information must not be given to persons outside MDS.  If you have a need to share information with others outside of MDS, a confidentiality agreement must be signed and/or prior approval from a member of the Legal Department is required.

The types of people that we should not share confidential information without approval include:

•Competitors •Customers •Contractors •Clinical Trial Participants •General Public	•Suppliers •Consultants •Audiences where MDS employees are making a presentation

Unintended or other types of disclosure of confidential information should be immediately reviewed with your Supervisor/Manager and/or a member of the Legal Department to determine if further action is appropriate.

Confidential information should not be discussed or shared in any way even after you leave the company.

Third Party Confidential Information

We are also often in receipt or possession of the Confidential Information of other parties.  Often this information is protected by, and its use governed by Confidentiality Agreements with those parties.  You must treat this information in the same way you treat MDS Confidential Information.

The Legal Department has developed processes to assist you in maintaining our confidentiality obligations and you should consult a member of the Legal Department before signing a confidentiality agreement with another organization.

MDS Master Privacy Policy (Corporate Policy)

The MDS Master Privacy Policy establishes MDS’ universal standards on how we will protect the personal information of individuals including employees, clinical trial participants, customers and third parties who share such information with the company.  It also acknowledges that businesses different geographic areas may have additional requirements that apply to certain types of services or personal information.

In general, any collection of personal information of individuals will not be done without first providing notification of the purposes of collecting, using and disclosing it and when required, obtaining consent from the individual for these purposes. Any additional uses or disclosures of personal information should not be undertaken without obtaining additional consent.

If you have any questions concerning the collection, use or disclosure of personal information or what constitutes personal information please consult the Privacy Officer of your Business Unit as identified in the MDS Master Privacy Policy, which can be accessed through the Legal section  on MYMDS (under Global Services and Programs).

Question:  I want to be in a participant in a clinical trial but am worried about how my personal information will be handled.  How do I know it will be safe?

Answer:  Every potential participant must read and sign an informed consent that details the purpose for collecting information about you, what specific information is necessary, who will have access to it and how it will be handled.  This is done in order to comply with privacy and other legislative requirements.

Question:  I received a confidential document through the MDS e-mail system that was not intended for me.  What should I do?

Answer:  Bring it to the attention of your Manager or Supervisor. Then contact the individual who sent it for direction on how to deal with it.  Then delete the e-mail.

Additional Guidance:

For more information on confidential information, see the Legal section on MYMDS (under Global Services and Programs).

Refer to specific Business Unit Policies that provide further information or consequences of inappropriate collection, use and disclosure of confidential information.

USE OF COMPANY ASSETS
Standard: We will use company assets for the legitimate purposes of MDS’ businesses.

MDS provides us with a place to work and with the tools to do our jobs.  In return, we are expected to respect and protect company assets, including:

•Facilities •Office supplies •Equipment	•Confidential information •Communications systems (including computers, phone, voicemail, e-mail, the Internet and the MDS Intranet)

All of these assets are to be used primarily for company business and not for personal use.  We are permitted to use MDS assets for occasional personal use as long as our use:
•Does not affect job performance or disrupt others
•Is truly occasional in nature
•Does not result in any additional billing to MDS
•Does not access or transmit material containing derogatory, racial, gender or religious comments, sexual content, offensive language, material which would negatively reflect upon MDS or be likely to offend co-workers or contents prohibited by law or regulation.
•Is not used to carry on any form of business activity outside of the course of our duties with MDS - without MDS approval.
Copying software, tapes, articles and books (without an appropriate license) may violate copyright laws and represents a potential financial and legal liability for MDS. Please consult a member of the Legal Department if you have any questions related to copying any such materials.

Our personal privacy is not protected on our information technology and communication systems.  MDS reserves the right to access or monitor all its information technology and communication systems.  For example, the Company may see email communications or documents on your Company computer.

Question:  I know that MDS encourages our involvement in the community.  I work with physically challenged adults and our charitable group produces a quarterly newsletter.  Can I type the newsletter during my lunch breaks and when my workday is over?

Answer: Using your PC on your own time for volunteer purposes is an acceptable use of company assets for personal reasons.  However, use of the photocopy machine for bulk copies would not be acceptable without prior approval.

INVENTIONS AND INTELLECTUAL PROPERTY

Standard:  We will constantly seek to create innovations in our business and notify MDS when we may have developed something new.

Among MDS’ most valuable assets is its intellectual property – including patents, trade secrets, trademarks, copyrights and other proprietary information.  It is MDS’ policy to establish, protect, maintain and defend its rights in all commercially significant intellectual property and to use those rights in responsible ways.  As a result, all employees must take steps to safeguard these assets.

Similarly, MDS respects the intellectual property rights of others.  Unauthorized use of the intellectual property rights of others may expose MDS to civil lawsuits and damages.

Ideas, inventions, discoveries and improvements conceived, created or reduced to practice in the course of your employment with MDS are the property of MDS.  If you believe that you have created something new, you have an obligation to notify MDS so that the idea, invention, discovery, improvement or information can be assessed and, if appropriate, protected like any other proprietary information of MDS.  Intellectual property that you may be working on includes such things as ideas, inventions, computer programs and documents, which relate to MDS’ businesses, anticipated businesses or research and development.

Additional Guidance:  If you believe you have created or developed something new and innovative, please notify your Manager or Supervisor and/or the Legal Department or, if applicable, the Intellectual Property Committee of your Business Unit.

Question:  I have used my work knowledge and acquired understanding of clinical trials to develop a software program to improve the efficiency of the recruitment process.  I did it on my own time.  Do I need to tell MDS about what I have developed?

Answer:  Yes, regardless of when the software program was developed, you used your acquired work knowledge and understanding of clinical trial processes as part of your job with MDS.  Therefore, you need to tell MDS about your invention and allow the Company to protect or use it if so desired.

PERSONAL CONDUCT

Standard:  We will show genuine concern and respect for other people and treat one another with understanding and appreciation.

Since the inception of MDS in 1969, MDS has endorsed a philosophy of fairness and integrity in how we treat employees, customers, suppliers, regulators, shareholders and others who interact with the company.  MDS believes that our business success is directly related to our philosophy of ensuring that all people who interact with the company are treated in an ethical, fair and respectful manner and by meeting the highest standards of professional conduct.  Our management practices have always been based on the principle of recognizing people for their contributions.  We have an ongoing goal to provide a work environment, which is free from discrimination and where all employees are provided with the opportunity to realize their fullest potential.  The most successful MDS employees achieve excellent business results by living our Core Values.

MDS believes that equality of opportunity and fairness of treatment for all individuals are basic human values.  In commitment to that belief, MDS has always stressed its fundamental value to “respect the individual” which entails treating people as individuals with the same understanding and appreciation that we seek for ourselves.  As MDS people, we should each treat people the way that they wish to be treated.

Respect and Dignity in the Workplace

MDS is committed to fostering a productive work environment based on our Core Values.  As MDS people we all need to share in the responsibility for continuing to create a positive work environment, built on teamwork, trust, communication and respect.

One of the clearest ways to demonstrate respect is through our behaviour and communication with others.  This can take many forms, including: listening, providing direct and honest answers, accepting differences, valuing diversity, respecting an individual’s privacy, recognizing accomplishments and planning for a common goal.  Each will contribute to our success, as individuals and as a company.

Equity in the Workplace

MDS is committed to the principle of workplace equity that is aimed at identifying and developing policies and practices that take all measures possible to assist MDS employees, especially designated groups, in maximizing their potential.  The designated groups specifically mentioned in policy are: women, native people, people of a visible minority and persons with disabilities.

No Discrimination

MDS is committed to the principle of equal opportunity and supports non-discrimination policies by which discrimination on the grounds of race, colour, national origin, political or religious affiliation, sex, age, sexual orientation, marital status, family relationship, disability and any other grounds outlined in relevant Human Rights legislation is prohibited.

No Harassment

MDS expects and promotes a workplace free of   harassment in any type or form,    whether sexual, physical, verbal, intimidation or bullying.  Harassment committed by any employee, visitor, client or contractor is prohibited and will not be tolerated under any circumstances.

Safe Workplace

MDS supports a safe workplace and does not condone any violence in the workplace.  MDS will act quickly and respond fairly to any incidents of workplace violence.

Question: A person in my work group has a calendar displayed on her cubicle wall that contains pin-up type pictures.  She does not believe that it is a problem because it is in her own cubicle and not in a common area.  I have to work with her on a daily basis and I find it offensive.  What should I do?

Answer:  The preferred course of action is to clearly tell the co-worker that you find the calendar offensive and ask her to remove it.  MDS considers a calendar with this kind of content inappropriate for our professional work environment.  If she does not remove the calendar you can escalate the matter and ask a Manager or other company representative to take appropriate action.

ENVIRONMENT, HEALTH AND SAFETY

Standard:  We will operate our businesses in a safe and healthy manner and we will respect the environment.

As embodied in our Core Purpose, MDS believes that the continued protection of our personnel and the implementation of sound environmental practices are crucial to accomplishing our strategic goals.

In support of these beliefs MDS commits each one of us to:
•Provide and maintain facilities and operations where health and safety is promoted and hazards are controlled.
•Manage facilities and operations such that their potential impacts on the environment are controlled and minimized.
•Meet or exceed applicable environmental health and safety (EHS) legal requirements.
•Provide appropriate EHS training and education for MDS employees.
•Establish measurable EHS objectives and monitor progress towards their achievement.
•Integrate EHS management into every facet of our business.
•Consider EHS performance in the selection of suppliers, contractors and business partners.
•Monitor and continuously improve EHS performance and our EHS management system.

MDS is responsible to employees to create workplaces where EHS risks are managed and hazards are controlled.  MDS personnel are responsible for working safely and within the requirements defined by local or company-wide EHS programs.

Sound EHS management and performance is the responsibility of each and every one of us at MDS.  Individually and collectively we work together to build exemplary programs and to achieve performance in EHS that serve as a positive example for other organizations in countries where MDS operates.

As MDS people we endeavour – every day - to make MDS a safe and healthy place to work and continue to help protect the environment in the communities where we operate.

Additional Guidance:  For more details on MDS’ Environmental Health and Safety Programs and Policies please see the EHS section on MYMDS (under Global Services and Programs) and your specific Business Unit EHS policies.  Should you have any questions, you can contact your Business Unit EHS resource or any of the EHS Leadership Team.

SALES AND MARKETING PRACTICES

Standard:  We will conduct sales and marketing activities in accordance with MDS’ Core Values, MDS policies and the law.

We must preserve MDS’ reputation as a leading company whose products and services are desired for their quality and value and whose people are respected for their integrity and high performance.  The long-term success of MDS depends on our ability to build long-term trusting relationships with our customers.

When communicating with customers or potential customers we should always honestly describe the features of MDS’ products and services.  All literature and public statements should be true and we should not misstate facts or create misleading impressions.  Also, we should not unfairly criticize a competitor’s products or services.  In addition, we should only use individual and customer confidential information for the purposes that the information was provided and, even then, only with their consent.

We should not offer, make or authorize, any payment of money or anything of value, directly or indirectly, to:
•Illegally influence judgment or conduct or ensure a desired outcome or action of any individual, customer, company or company representative.
•Win or retain business or influence any act or decision of any government official, political party, candidate for political office or official of a public international organization.
•Gain an improper advantage.

Also, stricter and more specific rules generally apply when we are doing business with government agencies, hospitals and their officials.  Because of the sensitive nature of these relationships, you should always talk to your Manager before offering gifts or incentives of any nature to any government, hospital or other public sector employees. While MDS observes local business customs and market practices, we do not participate in any corrupt practices.  All employees and any agents or other individuals representing MDS must follow the laws of the country in which they operate, applicable Canadian or U.S. law (including the Foreign Corrupt Practices Act) and these Practice Standards.

Remember that MDS wins business by offering great products and services at good value and that alone is enough to generate business.  Any business that needs to be won by providing unusual gifts or hospitality is business that we do not want.   MDS should turn down business if we must compromise our Core Values to acquire it.

Additional Guidance:  If you have any questions about this Sales and Marketing Practice, please speak to your Manager or Supervisor or a member of the Legal Department.

FAIR COMPETITION
Standard: We will uphold the ideals of free and competitive enterprise.

MDS is committed to the ideals of free and competitive enterprise:

•Buyers of products and services should be able to select from a variety of products and services at competitive prices.
•There should be no artificial restraints such as price fixing or discrimination, illegal monopolies, abuse of dominant position, exclusive dealing, refusal to deal or tie-ins.

These principles apply to MDS operations worldwide.  MDS competes in the marketplace solely on the merits of its products and services, on the prices that we charge and on the customer loyalty that we earn. Our goal is to deal fairly with all customers, to retain them as customers and to attract new customers because we provide products and services that people want at prices they find attractive.  Customers who are also our competitors must be treated fairly and not be disadvantaged.  We should not discriminate between the level of service we provide our customers and the service we provide our competition and their customers.

Antitrust and competition laws are technical and vary from country to country.  We should avoid situations that may violate the principles of fair competition, as well as situations that violate the law.  Here are some general guidelines:

Do not discuss the following subjects with competitors:

▪Pricing or pricing policies ▪Lease rates ▪Bids on contracts ▪Contracts ▪Promotions ▪Costs ▪Profits ▪Terms or conditions of sale	▪Royalties ▪Warranties ▪Customer Information ▪Territorial Markets ▪Inventories ▪Production capacities or plans ▪Distribution or selling strategies ▪Margins
Never engage in any discussion with a competitor which may have the appearance of impropriety.

FAIR COMPETITION

•MDS is free to select its own business partners.  However, cancellations and refusals to sell could raise fair competition issues.  Consult with a member of the Legal Department and appropriate business management before ending a relationship, or refusing to do business with any customer, prospective customer, business partner or prospective business partner.
•Involvement with trade associations must be undertaken with care because of the potential for activity, which might be in breach of relevant competition laws.  Seek Legal Department counsel about guidelines for avoiding issues when participating in trade associations or other groups.
•Purchases from a supplier should not be dependent on the supplier’s agreement to purchase or use MDS products or services.

Additional Guidance:  Please consult with your Manager or Supervisor or a member of the Legal Department to evaluate situations not covered by these guidelines.

Questions:   If I do not talk about specific price levels, can I agree with a competitor not to engage in a price war?

Answer:       No.  Any agreement between competitors that relates to the prices we or they charge, or that otherwise limits competition,  is a violation of fair competition laws, regardless of whether specific prices are a part of the agreement.

COMPETITIVE INFORMATION

Standard:  We will not collect information on our competitors through inappropriate means.

Information is valuable in any competitive business and it is useful to us to learn more about our competitors, suppliers and customers.  But, we must be ethical about how we acquire that information.

When collecting information our actions must be honest and fair and within the law.  Do not request or use information that violates laws regulating:

•Fair competition
•Antitrust policies
•Proprietary information and data
•Confidential relationships between employees and employers

Question: My partner has a job at a local printing company.  One of his or her jobs was to print pricing sheets for a competitor of MDS and he or she found some discarded copies in the trash.  It was given to me. I would like to give this information to my Manager at MDS to use.  Is there a problem with this?

Answer: Yes there is.  You have come into the possession of the competitor’s pricing information as a result of your partner’s employment with the printing company.  There is nothing to indicate that the competitor has made the information public or does not wish to maintain the confidentiality of the information.  The most probable purpose for providing the information to your Manager is to influence MDS pricing based on the competitive pricing information.  This kind of conduct should be avoided.

Question:  When interviewing people who have worked or are working for a competing company, is it right to take this opportunity to “pump them” for inside information that MDS would find useful?

Answer:  “Pumping” the new employee or a potential employee for information about our competitor is NOT consistent with our Practice Standards and is not supported by MDS as an approved practice.

ACCURACY OF RECORDS

Standard: We will reflect our businesses accurately in our records.

Accurate business records are important because they are used for decision-making and strategic planning.  Business records also form the basis for earnings statements, reports to shareholders and reports to governments.

Use good judgment and common sense when preparing any company report.  Report facts accurately, honestly and objectively and do not omit facts needed to prevent information from being misleading.

As a public company, MDS is required to follow strict accounting principles and standards, to report financial information accurately and completely, and to have appropriate internal controls and processes to ensure that accounting and financial reporting complies with the law.  All MDS employees must comply with these requirements and do what is needed to help MDS, as a company, comply.  As a result, take special care with financial reports to ensure that they are accurate in all material respects and that they conform with generally accepted accounting principles.  Do not make false entries or attempt to hide or fail to record any funds, assets or transactions.

Violations of laws associated with accounting and financial practices can result in fines, penalties and imprisonment, and they can lead to a loss of public faith in a company.  If you become aware of any action related to accounting or financial practices or records that you believe may be improper or inaccurate, you must immediately notify the company.  This can be done through any of the channels identified at the beginning of these Global Business Practice Standards on page 8.

Question:  I do not have the time to check all of the invoices and expense reports that come across my desk.  Surely, it is the responsibility of the individual who prepared the invoices or reports or the employee who submitted them to me to make sure that they are correct.  Am I right in my assumption?

Answer:  No.  Each of us is responsible for making sure that all reports, invoices etc. are accurate and filled out correctly.  If you are approving an invoice or expense reports, you are responsible for its accuracy.

COMPLIANCE WITH LAWS

Standard: We will meet or exceed all applicable laws and regulations in the countries in which we operate.

Many of our businesses are subject to extensive governmental regulation throughout the world.  Consistent with our Core Values, it is the policy of MDS to meet or exceed the laws in each of the countries in which we do business.

It is the responsibility of all employees to be familiar with the laws and regulations that relate to our business and to comply with them.  The Legal, Quality Assurance, Compliance, Environmental Health and Safety, Risk Management, Privacy and other departments conduct periodic programs to help MDS companies assess whether they comply with applicable laws and regulations and to take corrective action as required.

Additional Guidance:  The Legal Department, or any of these departments, are available to you for this purpose.  However, it is the responsibility of local management to ensure compliance with applicable laws and regulations.

DISCLOSURE OF INFORMATION TO MEDIA & INVESTORS

Standard:  We will protect the company’s reputation by allowing the company’s designated spokespeople to deal with inquiries from the media or investors.

What is said or written about the company impacts on MDS’ reputation.  We place great importance on maintaining effective relationships with the news media and investment community.  To be consistent with our beliefs and to maintain the company’s credibility, information should be given to our audiences in a timely, accurate, and non-discriminating manner.

As such, ALL communications with the media, investors, analysts or other interested parties is to be handled or coordinated by the company’s Senior Vice-President, Investor Relations and External Communications.

Additional Guidance:  For more details on what the company policy is on dealing with the media or the investment community please refer to the MDS Disclosure Policy, which is located in the Legal section on MYMDS (under Global Services & Programs).

Question: If I receive a call from an investor, analyst or reporter who is looking for information about the company that is within the scope of my job. What should I do?

Answer:  Redirect analyst or investor calls to the Senior Vice-President, Investor Relations and External Communication.  Reporter calls should be directed to the Senior Vice-President Investor Relations and External Communication or to the senior communication lead in your business unit.

TRADING IN COMPANY SHARES AND DERIVATIVE SECURITIES

Standard: We will not trade MDS securities or securities of other companies when in possession of “material” non-public information. We will not trade in MDS Derivative Securities at any time.

Through equity compensation and the Employee Share Purchase Program, MDS enables its employees to invest in the company as an excellent way to align the interests of employees with the interests of our shareholders.

When buying or selling company shares, all employees should be mindful of the legal and policy limitations on trading.

What Are the Limitations on Trading and Tipping?

As MDS employees, we may have “material non-public information” about MDS and its businesses or about other companies that other investors do not have.  Therefore, if you are in possession of “material non-public information”(see definition which follows), you should not buy or sell MDS securities nor should you share or communicate such information (“tipping”) to others, including colleagues, family members or friends. The above restrictions on trading and tipping also apply to the securities of other public companies negotiating, competing, doing business or seeking to do business with MDS (“Counterparties”).  These requirements apply to all MDS employees regardless of your position in the Company.

What are the Prohibitions related to Trading Derivative Securities of MDS?

Certain practices have developed in the securities market which allow investors in the market to buy or sell options to acquire shares of a company at a fixed price within a specified time, known as "puts" or "calls" or to sell shares of a company that they do not own at the time or have not fully paid for, known as "short sales".  Puts, calls or short sales are referred to collectively as "Derivative Securities".  Except for options granted under MDS incentive plans, all employees and members of the board of directors of the Company are strictly prohibited from trading in Derivative Securities related to the shares of MDS at any time on any market whether or not in possession of "material non-public information" about MDS.

TRADING IN COMPANY SHARES AND DERIVATIVE SECURITIES

What is “Material Non-Public Information”

“Material” information is any news or fact that a reasonable investor could consider important in deciding whether to buy, sell or hold the shares of a company.  The “materiality” of the information must be viewed in light of the impact the information could have on the company as a whole.  While it may be difficult under this definition to determine whether any particular information is material, there are various categories of information that are particularly sensitive and, as a general rule, should always be considered material.  Examples of such information include, but are not limited to:

•Financial Results
•Projections of future earnings or losses
•News of a pending or proposed reorganization or amalgamation
•News of an acquisition or divestiture of a significant business division or subsidiary
•Gain or loss of a substantial customer or supplier or contract
•Changes in dividend policy
•New Product announcements of a significant nature
•Stock splits
•New equity or debt offerings
•Major changes in senior management

Either positive or negative information may be material.

“Non-Public” information is information that has not been previously disclosed to the general public and is otherwise not available to the general public.  Information may be disseminated to the public by news release, in the company’s financial statements or annual report, or by some other means that results in wide dissemination of the information to the general public.

TRADING IN COMPANY SHARES AND DERIVATIVE SECURITIES

Be Thoughtful When You Are Trading MDS Shares

Each insider and employee of MDS has the individual responsibility to comply with the requirements outlined above and applicable securities laws, regardless of whether the company has recommended a trading window.  So please use appropriate judgment for any trade in the company’s shares.  Please note that in addition to any impact it may have on your job, if you contravene these rules you may be subject to potential fines or criminal prosecution under securities laws.

Question:  I was at a meeting where someone from the finance department mentioned that MDS would be announcing earnings results that are significantly better than the market is expecting.  Can I buy MDS shares?

Answer:  No.

Question:  I became aware that MDS is in discussions to acquire another company.  Can I acquire the shares or derivative securities of the other company?

Answer:  No, not until 3 days after MDS announces a transaction.

Question: Our business unit has just decided to award a large supply contract to a small publicly traded supplier.  Can I buy shares in that supplier?

Answer:  No. Not until 3 days after the deal is announced.

Question:  Can I advise family members or friends so they can buy shares?

Answer:  No.  This is considered tipping and is a violation of securities laws.

Additional Requirements for “Insiders”

The people who are most likely to be in receipt of  “material non-public information” including the MDS Board of Directors, Executive Officers and certain other corporate employees are also required to comply with the company’s Insider Trading Policy. In addition to the general restrictions contained herein, the policy prohibits the trading by insiders of MDS shares during certain fixed periods of time during the year where   “material non-public information” is most likely to be circulating. The full details of the policy are located in the Legal section on MYMDS (see Global Services and Programs)

Additional Guidance:  If you have any questions at all about the trading of MDS or Counterparty shares or Derivative Securities, please contact the office of the General Counsel.

POLITICAL AND GOVERNMENT ACTIVITIES

Standard:  We will not seek to influence any political process or governmental process in an inappropriate manner.

Political Activities

MDS encourages employees to be involved personally in political affairs by voting, volunteering time or contributing money to candidates of your own choosing.  These decisions and choices are intensely personal and so any donation of time, money or other resources must also be personal.  Do not give the impression that you are speaking on behalf or representing MDS while personally involved in the political process.

Volunteer work for political campaigns must not be done on company time and MDS funds or assets must not be contributed to any political party, candidate or campaign without the appropriate approval. Similarly, the MDS name should not be used in conjunction with any political issue.

Government Relations and Lobbying

MDS will deal with all government agencies in a direct, open and honest manner.

Any contact with government personnel for the purpose of influencing legislation or rule-making, including such activity in connection with marketing or procurement matters, is considered lobbying.  Some laws also define lobbying even more broadly to include our normal marketing activities.  You are responsible for knowing and adhering to all the relevant lobbying laws and associated gift laws, if applicable, and for compliance with all reporting requirements.

You should obtain the prior approval of the Legal Department to lobby or authorize anyone else (for example, a consultant or agent) to lobby on MDS’ behalf, except when lobbying involves only normal marketing activities and not influencing legislation or rule-making.

Question:  Several of my co-workers and I strongly support a certain political candidate.  May we work together to support this candidate?

Answer:  Of course.  MDS encourages participation in the political process.  However, you may not use company funds, equipment or materials to support the candidate or pressure other employees or subordinates to support the candidate. Do not engage in political activities while you are on the job.

PLEDGE OF THE MDS BOARD OF DIRECTORS

Each Member of the MDS Inc. Board of Directors has signed the MDS Personal Pledge acknowledging their shared responsibility for maintaining the Company’s reputation of integrity by carrying out their duties and responsibilities as directors in a manner consistent with the Company’s Global Business Practice Standards.

As Members of the Board of Directors of MDS, we acknowledge having received and read the MDS Global Business Practice Standards and agree to carry out our duties and responsibilities in accordance with such Standards.

On behalf of the MDS Board of Directors
(signed) /s/John T. Mayberry John T. Mayberry Chairman

PLEDGE OF THE MDS EXECUTIVE MANAGEMENT TEAM

Each member of the MDS Inc. Executive Management Team has signed the MDS Personal Pledge acknowledging their shared responsibility for maintaining the Company’s reputation of integrity by carrying out their duties and responsibilities in a manner consistent with the Company’s Global Business Practice Standards.

As employees and members of the Executive Management Team, we acknowledge having received and read the MDS Global Business Practice Standards and agree to carry out our duties and responsibilities in accordance with such Standards.

                                       On behalf of the MDS Executive Management Team
(signed) /s/ Stephen P. DeFalco Stephen P. DeFalco President and CEO

MDS PERSONAL PLEDGE (Employee)

As employees of MDS or its subsidiaries or affiliates, we all share the responsibility for maintaining the Company’s reputation of integrity.  Such responsibility includes carrying out our day to day activities in a manner consistent with certain business practice standards developed and adopted by the Company and founded in our core values of mutual trust, genuine concern and respect for people, integrity and commitment to excellence.

Accordingly, I acknowledge that I have received, read the MDS Global Business Practice Standards and understand that MDS expects me to carry out my duties and responsibilities in accordance with such Standards.

Employee Signature:                                                      Date:

Employee Name:

MDS PERSONAL PLEDGE (Director of the Board)

As Directors of MDS, we share the responsibility for maintaining the Company’s reputation of integrity.  Such responsibility includes carrying out our duties and responsibilities as Directors in a manner consistent with certain business practice standards developed and adopted by the Company and founded in the Company’s core values of mutual trust, genuine concern and respect for people, integrity and commitment to excellence.

Accordingly, I acknowledge that I have received and read the MDS Global Business Practice Standards and agree to carry out my duties and responsibilities as a Director in accordance with such Standards.

Director Signature:                                           Date:

Director Name:

MDS PERSONAL PLEDGE (Executive Management Team)

As employees of MDS or its subsidiaries and as members of the Executive Management Team, we share the responsibility for maintaining the Company’s reputation of integrity.  Such responsibility includes carrying out our duties and responsibilities as employees in a manner consistent with certain business practice standards developed and adopted by the Company and founded in the Company’s core values of mutual trust, genuine concern and respect for people, integrity and commitment to excellence.

Accordingly, I acknowledge that I have received and read the MDS Global Business Practice Standards and agree to carry out my duties and responsibilities in accordance with such Standards.

Employee Signature:                                                      Date:

Employee Name:

MDS PERSONAL PLEDGE (Consultant / Contractor)

As a Consultant / Contractor to MDS or its subsidiaries or affiliates, I acknowledge that I have received, read the MDS Global Business Practice Standards and understand that MDS expects me to carry out my duties and responsibilities in accordance with such Standards.

Consultant / Contractor’s Signature:                                                                           Date:

Consultant / Contractor's Name:

MDS OPERATING PRINCIPLES

At MDS, we . . .

Strive to be #1 in the market niches in which we operate

Believe that relationships and partnerships drive our growth

Work toward a common goal

Commit to meeting our customers needs

Strive to balance the short term and the long term

Encourage innovation and entrepreneurship

Have high standards of quality and performance

Listen and communicate with each other in clear and honest ways

Keep work and life in perspective

In the end it’s the people that we help that matter most . . .